UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of
the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol New York Film Works, Inc. – NYFW.OB		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director _X_10% Owner ___Officer (give title below) ___Other (specify below) _________________________________
Cohen, Gerald (Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year October 2001
c/o Marcum & Kliegman, LLP 655 Third Avenue, 16th Floor (Street) New York, New York 10017 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3.Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	October 3, 2001	A		7,500,000	A	(1)	29,169,670	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date(Month /Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva-tive Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expir-ation Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Table I, Column 4 – The Reporting Person received an aggregate of 7,500,000 shares of Common Stock of the Issuer as of October 3, 2001 in exchange for services rendered to the Issuer.

/s/ GERALD COHEN

February 19, 2002

**Signature of Reporting Person

Date

Reminder:

Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:

File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure